Exhibit 99.1

News Release
B2Gold Corp. Announces 2013 Masbate Mine Exploration Results

Vancouver, February 21, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), is pleased to announce 2013 exploration and resource drilling results from the Montana Vein extension at the Masbate Gold Mine, located in the Philippines approximately 300 kilometres south of Manila. The Masbate open pit mine is projected to produce between 190,000 and 200,000 ounces of gold in 2014.

Masbate Mine, Philippines

The 2013 drill program comprising  26,902 metres has defined an extension to the previously mined Montana Vein, extending more than 850 metres northwest from the Montana open pit, extending the strike length of the Montana Vein to 1,300 metres. The extension is located 600 metres west of the Colorado pit along the main haulage road to the mill, and as a result will provide a closer, higher grade source of ore for the Masbate mill. The Montana Vein remains open at depth and additional drilling is planned for the second quarter of 2014.

A new mineral resource estimate for the Montana Vein is currently underway and  is expected to be released in Q2 2014.

Significant drill intersections from the 2013 drill program on the new Montana Vein extension include hole MONRC021 which intersected 9.5 metres true width (all drill intersections reported are true width) grading 27.73 g/t gold, MONRC092 which intersected 23.4 metres grading 7.31 g/t gold, MONRC070 which intersected 15.5 metres grading 7.41 g/t gold, MONRC093 which intersected 16.7 metres grading 5.63 g/t gold and MONRC053 which intersected 19.1 metres grading 4.65 g/t gold. The current average grade of the Masbate Mine reserves is 0.97 g/t gold.

An aggressive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise metallurgical and reserve/resource drilling on numerous mine Veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources will be carried out on near mine Veins outside of the current reserve/resource such as the Grandview East area which is open east of hole GVRC027 which intersected 75 metres grading 0.91 g/t gold and the Pajo South extension where trenching has intersected up to 15 metres grading 1.04 g/t Au.

In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold’s geologic team believes  there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Recent significant drilling results from the Montana Vein include:

HOLE-ID	ZONE	FROM (metres)	TO (metres)	DRILL WIDTH (metres)	TRUE WIDTH (metres)	GOLD (g/t) Uncapped	GOLD (g/t) Capped at 15 g/t
MONRC003	MONTANA	178.00	203.00	25.00	17.60	1.37	1.37
MONRC009	MONTANA	76.00	90.00	14.00	9.10	1.95	1.95
MONRC010	MONTANA	44.00	73.00	29.00	19.70	1.65	1.65
MONRC014	MONTANA	66.00	88.00	22.00	18.20	1.35	1.35
MONRC015	MONTANA	51.00	77.00	26.00	19.50	1.58	1.58
MONRC016	MONTANA	87.00	104.00	17.00	10.40	5.49	4.69
MONRC018	MONTANA	115.00	128.00	13.00	5.90	4.85	3.21
MONRC021	MONTANA	86.00	100.00	14.00	9.50	27.73	6.68
MONRC023	MONTANA	116.00	134.00	18.00	13.00	2.20	2.20
MONRC030	MONTANA	38.00	52.00	14.00	11.00	1.42	1.42
MONRC030	MONTANA	57.00	72.00	15.00	10.00	1.57	1.57
MONRC031	MONTANA	83.00	96.00	13.00	6.00	2.46	2.46
MONRC035	MONTANA	72.50	91.10	18.60	12.40	1.85	1.85
MONRC036	MONTANA	65.55	83.50	17.95	12.00	2.05	2.05
MONRC036	MONTANA	42.80	53.05	10.25	7.90	4.97	4.00
MONRC038	MONTANA	47.30	61.30	14.00	9.00	3.67	3.23
MONRC039	MONTANA	116.10	124.60	8.50	6.90	8.17	3.35
MONRC043	MONTANA	72.55	88.70	16.15	11.30	3.35	2.08
MONRC046	MONTANA	79.85	100.70	20.85	15.70	2.47	2.29
MONRC047	MONTANA	42.40	53.30	10.90	7.40	2.94	2.94
MONRC048	MONTANA	28.50	61.20	32.70	18.40	1.88	1.43
MONRC049	MONTANA	82.60	108.13	25.53	13.30	3.27	3.04
MONRC052	MONTANA	14.40	31.90	17.50	10.50	1.83	1.83
MONRC053	MONTANA	18.40	52.70	34.30	19.10	4.65	1.87
MONRC054	MONTANA	145.50	160.95	15.45	11.11	4.58	3.09
MONRC061	MONTANA	84.60	91.08	6.48	2.75	23.76	3.67
MONRC070	MONTANA	73.50	91.50	18.00	15.50	7.41	4.24
MONRC075	MONTANA	106.60	116.20	9.60	8.00	6.17	4.32
MONRC076	MONTANA	92.90	101.80	8.90	5.80	3.53	3.53
MONRC077	MONTANA	120.10	124.55	4.45	3.50	4.93	3.66
MONRC081	MONTANA	99.40	107.70	8.30	7.10	3.79	3.12
MONRC082	MONTANA	33.60	40.70	7.10	5.40	8.98	7.06
MONRC083	MONTANA	111.00	120.90	9.90	9.30	4.15	1.44
MONRC088	MONTANA	125.00	136.55	11.55	9.60	2.41	1.72
MONRC092	MONTANA	74.60	102.40	27.80	23.40	7.31	2.26
MONRC093	MONTANA	69.50	92.45	22.95	16.70	5.63	4.60
MONRC096	MONTANA	14.90	29.00	14.10	8.50	3.99	3.18
MONRC097	MONTANA	70.50	96.20	25.70	21.50	2.94	2.42
MONRC099	MONTANA	81.70	95.70	14.00	13.60	2.58	2.15
MONRC100	MONTANA	47.20	79.50	32.30	19.50	4.40	2.79
MONRC102	MONTANA	85.40	100.10	14.70	11.00	4.82	4.82
MONRC104	MONTANA	41.50	65.90	24.40	14.20	3.60	3.05
MONRC106	MONTANA	103.00	125.10	22.10	17.30	2.15	1.47
MONRC109	MONTANA	61.20	84.15	22.95	16.60	1.01	1.01
MONRC111	MONTANA	30.30	50.40	20.10	19.10	4.34	3.79

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratories for the Masbate gold project are SGS in Tianjin, China and their on site laboratory at the Masbate gold project where samples are analysed by fire assay with atomic absorption finish. All sample preparation is carried out at the SGS Exploration sample preparation facility on site at the Masbate gold project. ACME Labs, Vancouver, Canada, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols.

Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit our web site at www.b2gold.com or contact:

Ian MacLean                                                                                     Shaun Johnson
Vice President, Investor Relations                                                Associate, Investor Relations
604-681-8371                                                                                     604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding construction, production and other activities on the company’s properties. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; uncertainty of production and cost estimates for the Masbate Mine; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  This list is not exhaustive of the factors that may affect the Company’s forward looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.